April 10, 2006

EXECUTIVE

OFFICE

305 Hilltown Road

Salinas, CA 93908

Ph 831 455-9990

Fax 831 455-9998

VINEYARD

OFFICE

1972 Hobson Avenue

Greenfield, CA 93927

Ph 831 385-4801

Fax 831 385-0136

TASTING

ROOM

1972 Hobson Avenue

Greenfield, CA 93927

Ph 831 386-0316

Fax 831 386-0127

scheidvineyards.com

vitwatch.com

Jeffrey B. Werbitt, Esq.

Attorney-Advisor

United States Securities and Exchange

Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-0405

Re: Scheid Vineyards Inc.

Amendment No. 2 to Schedule 13E-3

Filed March 27, 2006

File No. 005-51407

Amendment No. 2 to Preliminary Information Statement on Schedule 14C

Filed March 27, 2006

File No. 005-51407

Dear Mr. Werbitt:

We submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), received by a letter dated March 31, 2006 relating to Scheid Vineyards Inc.’s (the “Company”) Amendment No. 2 to Schedule 13E-3 (File No. 005-51407) (the “Schedule 13E-3”) and Amendment No. 2 to Preliminary Information Statement on Schedule 14C (File No. 005-51407) (the “Information Statement”), filed on March 27, 2006.

Enclosed please find five (5) copies of Amendment No. 3 to the Information Statement and Amendment No. 3 to the Schedule 13E-3, marked to show changes from the documents filed on March 27, 2006. The changes reflected in the documents include those made in response to the comments of the Staff and other changes that are intended to update, clarify and render the information complete.

We appreciate your comments to assist us in our compliance with applicable disclosure requirements and we are committed to providing you with the information you requested on a timely basis. Set forth below are the Staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

Preliminary Information Statement

General

1.                                       As may be appropriate, please ensure you include updated financial statements at the time of mailing of the information statement. Refer to Item 310(g) of Regulation S-B.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request. In addition, we will include updated financial statements at the time of mailing of the Information Statement.

2.                                       We refer you to prior comment 7. It appears that you continue to disclose that the Reverse Stock Split is structured in such a way that it will apply equally to both affiliated and unaffiliated stockholders. Although from a substantive and procedural standpoint, the board may believe the treatment is fair between these groups, from a practical standpoint, it does not appear that affiliated and unaffiliated shareholders would be treated equally since a larger majority of unaffiliated versus affiliated shareholders will be cashed out and left without any equity interest in the company following the reverse stock-split. Please revise to clarify your statements throughout your information statement that affiliated and unaffiliated shareholders would be treated equally.

Response:  In response to the Staff’s comment, we have revised the Information Statement to comply with the Staff’s request.

In connection with responding to the Staff’s comments, the Company and Alfred G. Scheid acknowledge that:

•                       They are responsible for the adequacy and accuracy of the disclosure in the filing;

•                       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                       Neither the Company nor Mr. Scheid may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please contact Gerald M. Chizever, Esq. at (310) 282-2121.

Sincerely,

Scheid Vineyards Inc.

/s/ Scott D. Scheid
Scott D. Scheid
Chief Executive Officer

Alfred G. Scheid

/s/ Alfred G. Scheid
Alfred G. Scheid